Room 4561

August 8, 2006

Mr. Dana Kammersgard
Chief Executive Officer and President
Dot Hill Systems Corp.
2200 Faraday Avenue,
Suite 100
Carlsbad, CA 92008

>   **Re: Dot Hill Systems Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
>   **Filed May 10, 2006**
>   **Form 8-K Filed May 9, 2006**
>   **File No. 001-13317**

Dear Mr. Kammersgard:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 43

1.   We note your disclosure that your "disclosure controls and procedures are adequate and sufficient." It does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your disclosure controls and

procedures required to be made pursuant to Item 307 of Regulation S-K. Please revise to disclose whether your disclosure controls and procedures were effective.

2.   We note your disclosure that your disclosure controls and procedures ensure that the information required to be disclosed "is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Exchange Act Rule 13a-15(e) also requires that you conclude whether your disclosure controls and procedures are designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please revise.

3.   We note that you have not provided disclosures that comply with Item 308 (c) of Regulation S-K which requires disclosure of changes that have "materially affected, or are reasonably likely to, materially effect, the registrant's internal controls." Please note that your disclosures should clearly explain whether there have been any material changes made to your internal control over financial reporting in connection with the remediation of your material weaknesses. Please revise your disclosures accordingly.

Financial Statements

Note 1. Background and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

4.   We note your disclosure that VSOE is "based on the price when the element is sold separately." Please explain, in greater detail, how you established VSOE of the undelivered elements in your multiple element arrangements. For instance, describe the process you use to evaluate the various factors that affect your VSOE. Explain whether the price charged for the individual elements varies from customer to customer. If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Also, tell us how you considered the guidance in paragraphs 10 of SOP 97-2.

Note 11. Income Taxes, F-23

5.   We note that in the fourth quarter of 2005 you recorded a tax benefit from the release of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 25 of SFAS No. 109. Please tell us how you concluded that the entire valuation allowance should

be released. As part of your response, explain the consideration that was given to future taxable income when concluding that reversal was appropriate. In this regard, we note on page 28 of your Form 10-Q for the quarter ended March 31, 2006 you disclose that your latest forecasts predict that you will incur a loss for 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Note 9. Income Taxes, page 10

6.   We note your disclosure of your effective tax rate excluding the effect of a loss carryback. This appears to be a non-GAAP measure. Please tell us how you considered the requirements of Item 10(e)(1) of Regulation S-K.

Item 4. Controls and Procedures, page 24

7.   Your disclosure indicates that "except as described above, the evaluation concluded that there has been no change in our internal control over financial reporting that occurred during the quarter covered by this quarterly report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting " Your disclosure should state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your disclosure should also clearly describe the changes that occurred. Please explain how your current disclosures comply with Item 308(c) of Regulation S-K.

Form 8-K Filed May 9, 2006

8.   We note your disclosure of non-GAAP net income (loss) and non-GAAP income (loss) per share. Tell us how you considered Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not disclosed why you believe presentation of the non-GAAP measures is useful to investors.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief